Exhibit 3

George Walter Loewenbaum

Rocky Point Ventures, LLC

1000 Westbank Dr., Suite #2A

Austin, TX 78746

October 20, 2025

Yahiel Tal

CEO, Director

CollPlant Biotechnologies, Ltd.

4 Oppenheimer St.

P.O. Box 4132

Rehovot 7670104, Israel

Dear Yahiel:

I am writing to express my concern with CollPlant and to offer a preliminary idea for a proposal involving changes to its Board of Directors. Based on CollPlant’s lack of commercial traction and its struggles to fund itself properly, it is clear to me that the stock market does not have confidence in the company’s future or your current management team. I would like to informally request CollPlant’s Board of Directors recommend Nachum “Homi” Shamir to be appointed Chairman in the immediate future, and I would like you to consider adding other qualified individuals to your board.

Please allow me to help CollPlant by considering Homi as Chairman. He has past experience as CEO of public companies in this space, and he also has vast knowledge of the US, EU, and Israeli markets. I believe Homi can guide you better than your current Chairman. Please keep in mind that I can also help CollPlant raise capital in the US market through my personal network, free of fees.

As I have told you before, it is my conclusion that you and your team are receiving bad advice, and that only adding credible directors who can actually provide real-world value will allow the market to have confidence that CollPlant can fund itself in a reasonable manner. On its current track, both the market and I believe CollPlant will either run out of cash or massively dilute its current shareholders.

I hope we can schedule a teleconference to discuss this matter as soon as possible. I believe it is in CollPlant’s best interest for these changes to occur with your (and Eran’s) willing participation. A proxy fight would not help anybody at this point. Thank you for your attention to this matter, and please let me know your availability for a call.

Sincerely,

G. Walter “Wally” Loewenbaum

CC:	Mr. Nachum “Homi” Shamir
VIA E-MAIL ONLY

Mr. Reg Hargrove
VIA E-MAIL ONLY

Mr. Patrick Chalmers
VIA E-MAIL ONLY